Exhibit 99.1

EXECUTION VERSION

AMENDMENT NO. 4, DATED AS OF AUGUST 5, 2008, TO THE SENIOR SECURED SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT DATED AS OF JANUARY 21, 2008 (THE “CREDIT AGREEMENT”) BY AND AMONG QUEBECOR WORLD, INC. A CORPORATION AMALGAMATED UNDER THE LAWS OF CANADA AND HAVING ITS REGISTERED OFFICE IN MONTREAL, PROVINCE OF QUÉBEC, CANADA, AS A DEBTOR COMPANY UNDER THE COMPANIES CREDITORS ARRANGEMENT ACT (CANADA) (THE “CCAA”) (THE “PARENT”), AND QUEBECOR WORLD (USA) INC., A DELAWARE CORPORATION AND A DEBTOR AND DEBTOR-IN-POSSESSION IN A CASE PENDING UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE (11 U.S.C. §§ 101 ET SEQ.) AND AS A DEBTOR COMPANY UNDER THE CCAA (THE “COMPANY”; TOGETHER WITH THE PARENT, THE “BORROWERS”), EACH OF THE OTHER LOAN PARTIES PARTY THERETO, THE LENDERS PARTY THERETO, CREDIT SUISSE, AS AN INITIAL ISSUING BANK, CREDIT SUISSE, AS ADMINISTRATIVE AGENT (THE “ADMINISTRATIVE AGENT”), GENERAL ELECTRIC CAPITAL CORPORATION AND GE CANADA FINANCE HOLDING COMPANY, AS COLLATERAL AGENT FOR THE LENDER PARTIES AND THE OTHER SECURED PARTIES (IN SUCH CAPACITY, THE “COLLATERAL AGENT”), MORGAN STANLEY SENIOR FUNDING, INC. AND WELLS FARGO FOOTHILL, LLC, AS CO-SYNDICATION AGENTS, WACHOVIA BANK, N.A., AS DOCUMENTATION AGENT, CREDIT SUISSE AS THE INITIAL SWING LINE LENDER, AND THE LEAD ARRANGERS (AS DEFINED THEREIN).

PRELIMINARY STATEMENTS:

(1)           The Borrowers, each of the other Loan Parties party thereto, the Lenders, Credit Suisse, as an initial Issuing Bank and as the Initial Swing Line Lender, the Administrative Agent, the Collateral Agent, the Co-Syndication Agents, the Documentation Agent and the Lead Arrangers have entered into the Credit Agreement, as amended by Amendment No. 1 to the Credit Agreement (“Amendment No. 1”) dated as of January 25, 2008, by Amended and Restated Amendment No. 2 to the Credit Agreement (“Amendment No. 2”) dated as of February 26, 2008 and by Amendment No. 3 to the Credit Agreement (“Amendment No. 3”) dated as of March 27, 2008 (as so amended, the “Existing Credit Agreement”).  Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Existing Credit Agreement.

(2)           The Borrowers, the other Loan Parties and the Required Lenders have agreed to amend the Existing Credit Agreement as hereinafter set forth.

(3)           Accordingly, in consideration of the mutual agreements set forth herein and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows, effective as of the Amendment No. 4 Effective Date (as defined in Section 3 below):

SECTION 1.           Amendments to Existing Credit Agreement.

(a)           The definition of “EBITDAR” in Section 1.01 is amended to replace the amount “65,000,000” where it appears in clause (a) (vii) thereof with the amount of “167,000,000”.

(b)           The definitions of “Net Cash Proceeds” and “Restructuring Charges” in Section 1.01 are amended and restated to read in full as follows:

Amendment No. 4 to Quebecor DIP Credit Agreement

“Net Cash Proceeds” means, with respect to any sale, lease, transfer or other disposition of any asset of the Borrowers or any of their respective Subsidiaries (including such sale or other disposition of Equity Interests in any Subsidiary but excluding any sale, lease, transfer or other disposition of assets pursuant to clauses (ii)(y), (iii), (iv), (v), (vi) or (vii) of Section 5.02(h), any sale, lease, transfer or other disposition of assets that are subject to a Lien in favor of the Prepetition Secured Lenders to the extent of any such Lien, and, to the extent that the distribution to any Loan Party of any proceeds of any sale, transfer or other disposition of any asset of a Foreign Subsidiary would (1) result in material adverse tax consequences, (2) result in a breach of any agreement governing Debt of such Foreign Subsidiary permitted to exist or to be incurred by such Foreign Subsidiary under the terms of this Agreement and/or (3) be limited or prohibited under applicable local law, such distribution), the excess, if any, of (i) the sum of cash and Cash Equivalents received in connection with such sale, lease, transfer or other disposition (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) the principal amount of any Debt (other than Debt under the Loan Documents) that is secured by such asset and that is required to be repaid in connection with such sale, lease, transfer or other disposition thereof, (B) in the case of Net Cash Proceeds received by a Foreign Subsidiary, the principal amount of any Debt of Foreign Subsidiaries permanently prepaid or repaid with such proceeds, (C) the reasonable and customary out-of-pocket costs, fees (including investment banking fees), commissions, premiums and expenses incurred by the Borrowers or their respective Subsidiaries, (D) federal, state, provincial, foreign and local taxes reasonably estimated (on a Consolidated basis) to be actually payable within the current or the immediately succeeding tax year as a result of any gain recognized in connection therewith, and (E) a reasonable reserve (which reserve shall be deposited into an escrow account with the Administrative Agent) for any purchase price adjustment or any indemnification payments (fixed and contingent) attributable to the seller’s obligations to the purchaser undertaken by any Borrower or any of its Subsidiaries in connection with such sale, lease, transfer or other disposition (but excluding any purchase price adjustment or any indemnity which, by its terms, will not under any circumstances be made prior to the Maturity Date); provided, however, that (x) Net Cash Proceeds shall not include $25.0 million in the aggregate of cash receipts received after the Effective Date from sales, leases, transfers or other dispositions of assets, (y) Net Cash Proceeds shall include any taxes reserved in accordance with clause (D) above that exceed the amount of taxes actually paid in connection with any such sale or other disposition, and (z) in addition to proviso (x) above, Net Cash Proceeds shall not include the proceeds from the sale of the 1998 Bombardier Challenger CL-600-2B16 (Variant 604) aircraft serial number 5379 and its related property by Quebecor Printing Aviation Inc.

“Restructuring Charges” means non-recurring and other one-time costs incurred by the Borrowers or any Subsidiary in connection with the reorganization or discontinuation of the Borrowers’ or any Subsidiary’s business, operations and structure, including, without limitation, any Professional Fees and increased costs relating to directors and officers insurance or the management incentive compensation plan.

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(c)           The definition of “Restructuring” in Section 1.01 is deleted in its entirety.

(d)           Section 5.02(k) is amended to add the following proviso at the end thereof to read as follows:

“; provided that the purchase by Quebecor Printing Aviation Inc. of the 1998 Bombardier Challenger CL-600-2B16 (Variant 604) aircraft serial number 5379 and its related property shall not be considered a Capital Expenditure for purposes of computations under this Section 5.02(k).”

(e)           Schedule I is hereby deemed amended, insofar as the Revolving Credit Commitment of Wells Fargo is concerned, to read as set forth on Annex I attached hereto.

SECTION 2.           Amendment Fee.  The Borrowers hereby agree to pay to the Administrative Agent, for the benefit of each Lender that executes this Amendment by no later than 12:00 noon (New York City time) on August 1, 2008, an amendment fee equal to 0.25% of the sum of the aggregate unused Commitments and of the aggregate outstanding Advances and L/C Obligations of each such Lender under the Existing Credit Agreement as of the date hereof.  Such amendment fee shall be paid on the Amendment No. 4 Effective Date. [Note: The amount of the amendment fee has been redacted as disclosure of same would violate the confidentiality provisions of an order of the United States Bankruptcy Court, Southern District of New York dated April 1, 2008.]

SECTION 3.           Conditions of Effectiveness.  This Amendment is subject to the provisions of Section 10.01 of the Existing Credit Agreement.  This Amendment shall become effective as of the date first above written when, and only when (the “Amendment No. 4 Effective Date”), each of the following conditions shall have been fulfilled to the satisfaction of the Administrative Agent:

(a)           All accrued costs and expenses and fees of the Administrative Agent in connection with the administration of the Existing Credit Agreement and the preparation, execution, delivery and administration of this Amendment and the other instruments and documents to be delivered hereunder and under the Loan Documents (including, without limitation, the reasonable fees and expenses of counsel for the Administrative Agent and the Lead Arranger) shall have been paid by the Borrowers;

(b)           The Administrative Agent shall have received counterparts of this Amendment executed by the Borrower and the Required Lenders or, as to any of the Lenders, advice satisfactory to the Administrative Agent that such Lender has executed this Amendment;

(c)           The Administrative Agent shall have received counterparts of the consent attached hereto executed by each Guarantor;

(d)           The Administrative Agent shall have received a certificate signed by a duly authorized officer of the Borrowers stating that:

(i)            The representations and warranties contained in the Loan Documents and in Section 4 hereof are correct on and as of the date of such certificate as though made on and as of such date other than any such representations or warranties that, by their terms, refer to a date other than the date of such certificate; and

(ii)           No event has occurred and is continuing that constitutes a Default; and

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(e)           The amendment fee referred to in Section 2 hereof shall have been paid by the Borrowers.

SECTION 4.           Representations and Warranties of the Borrower.  Each Borrower represents and warrants as follows:

(a)           The execution, delivery and performance by such Borrower of this Amendment and the Loan Documents, as amended hereby, to which it is or is to be a party are within such Borrower’s corporate powers, have been duly authorized by all necessary corporate action.

(b)           This Amendment has been duly executed and delivered by the Borrowers and the Consent has been duly executed by each Guarantor.  This Amendment and each of the other Loan Documents, as amended hereby, to which the Borrowers are a party are legal, valid and binding obligations of the Borrower and the Guarantors, enforceable against the Borrowers and the Guarantors in accordance with their respective terms.

SECTION 5.           Reference to and Effect on the Existing Credit Agreement and the other Loan Documents.  (a)  On and after the effectiveness of this Amendment, each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Existing Credit Agreement, and each reference in the Notes and each of the other Loan Documents to “the Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Existing Credit Agreement, as amended by this Amendment.

(b)           The Existing Credit Agreement, the Notes and each of the other Loan Documents, as specifically amended by this Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.  Without limiting the generality of the foregoing, the Collateral Documents and all of the Collateral described therein do and shall continue to secure the payment of all Obligations of the Loan Parties under the Loan Documents, in each case as amended by this Amendment.

(c)           The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

SECTION 6.           Costs, Expenses.  The Borrowers agree to pay on demand all costs and expenses of the Agents (including the Collateral Agent) in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Agents (including the Collateral Agent)) in accordance with the terms of Section 10.05 of the Existing Credit Agreement.

SECTION 7.           Acknowledgment  Each Loan Party and each Lender party hereto hereby acknowledges that the EBITDAR amounts set forth in Section 5.04(a) of the Existing Credit Agreement have been adjusted in accordance with Section 5.04(a) in the manner as set forth in Annex II to this Agreement in order to reflect asset sales made by the Borrowers and their Subsidiaries on or before the date hereof.

SECTION 8.           Execution in Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so

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executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.  Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 9.           Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

QUEBECOR WORLD INC.

By	/s/ Jacques Mallette
Title: President and CEO

By	/s/ Marie Chlumecky
Title: Corporate Secretary

QUEBECOR WORLD (USA) INC.

By	/s/ David McCarthy
Title: President

CREDIT SUISSE, CAYMAN ISLANDS BRANCH,
as Administrative Agent and as Lender

By	/s/ Vanessa Gomez
Name:
Title: Director

By	/s/ Nupur Kumar
Name:
Title: Associate

Agreed as of the date first above written:

Lender:	MORGAN STANLEY SENIOR FUNDING

	By:	/s/ Lisa Hanson
Name:
Title: Authorized Signatory

CONSENT

Dated as of August 5, 2008

Reference is made to (a) Amendment No. 4 to the Credit Agreement dated as of August 5, 2008 (the “Amendment”; capitalized terms not otherwise defined herein being used herein as defined in the Amendment and in the Credit Agreement referred to below), (b) the Senior Secured Debtor-in-Possession Credit Agreement dated as of January 21, 2008 among Quebecor World Inc. and Quebecor World (USA) Inc., as the Borrowers, Credit Suisse, as administrative agent for the Lenders, and the Lenders and Agents referred to therein, as amended by Amendment No. 1 to the Credit Agreement dated as of January 25, 2008, Amended and Restated Amendment No. 2 to the Credit Agreement dated as of February 26, 2008 and Amendment No. 3 to the Credit Agreement dated as of March 27, 2008 (the “Existing Credit Agreement”), and (c) the other Loan Documents referred to therein.

The undersigned as parties to one or more of the Loan Documents, each hereby consents to the execution, delivery and the performance of the Amendment and agrees that each of the Loan Documents to which it is a party is, and shall continue to be, in full force and effect and is hereby in all respects ratified and confirmed on the Amendment No. 4 Effective Date, except that, on and after the Amendment No. 4 Effective Date, each reference to “the Credit Agreement”, “thereunder”, “thereof”, “therein” or words of like import referring to the Existing Credit Agreement shall mean and be a reference to the Existing Credit Agreement, as amended and otherwise modified by the Amendment.

This Consent shall be governed by, and construed in accordance with, the laws of the State of New York.

[Signature pages follow]

QUEBECOR PRINTING HOLDING COMPANY, as a Guarantor

By	/s/ David McCarthy
Title: President

QW MEMPHIS CORP., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

THE WEBB COMPANY, as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD MEMPHIS LLC, as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD PRINTING (USA) CORP., as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD LOVELAND INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD SYSTEMS INC., as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD SAN JOSE INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD BUFFALO INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD JOHNSON & HARDIN CO., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD NORTHEAST GRAPHICS INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD UP/GRAPHICS INC., as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD GREAT WESTERN PUBLISHING INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD DB ACQUISITION CORP., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

WCP-D, INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD TACONIC HOLDINGS INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD RETAIL PRINTING CORPORATION, as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD ARCATA CORP., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD NEVADA INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD ATGLEN INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD KRUEGER ACQUISITION CORPORATION, as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD BOOK SERVICES LLC, as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD DUBUQUE INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD PENDELL INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD FAIRFIELD INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QW NEW YORK CORP., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD DALLAS II INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD NEVADA II LLC, as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD DALLAS, L.P., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD MT. MORRIS II LLC, as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD PETTY PRINTING INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD HAZELTON INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD OLIVE BRANCH INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD DITTLER BROTHERS INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD ATLANTA II LLC, as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD RAI INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD KRI INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD CENTURY GRAPHICS CORPORATION, as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD WAUKEE INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD LOGISTICS INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD MID-SOUTH PRESS CORPORATION, as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD CAPITAL CORPORATION, as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD CAPITAL II GP, as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD CAPITAL II LLC, as a Guarantor

By	/s/ David McCarthy
Title: President

WCZ, LLC, as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD LEASE GP, as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD LEASE LLC, as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR PRINTING AVIATION INC., as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD EUSEY PRESS INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD INFINITI GRAPHICS INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD LINCOLN INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD MAGNA GRAPHIC INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD SPAIN 1, S.L., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QUEBECOR WORLD SPAIN 2, S.L., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QW MEXICO HOLDING S.A. DE C.V., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QW MEXICO D.F., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QW GRAFSER S.A. DE C.V., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

GRAFICAS MONTE ALBAN S.A. DE C.V., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QW PERU S.A., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QUEBECOR WORLD BOGOTA S.A., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QW RECIFE LTDA., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QW EMPREENDIMENTOS LTDA., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QW LA PARTIPICOES S/C LTDA., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QW SAO PAULO S.A., as a Guarantor

By	/s/ T. Scaringi
Title: Signing Officer

QUEBECOR WORLD SEMLINE INC., as a Guarantor

By	/s/ David McCarthy
Title: President

QUEBECOR WORLD JOHNSON & HARDIN ENTERPRISES INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD KINGSPORT INC., as a Guarantor

By	/s/ David McCarthy
Title: Vice President

QUEBECOR WORLD REAL ESTATE INC., as a Guarantor

By	/s/ David McCarthy
Title: President

ANNEX I

SCHEDULE I

CERTAIN COMMITMENTS AND APPLICABLE LENDING OFFICES

Name of Lender	Revolving Credit Commitment(1)	Letter of Credit Commitment(2)	Swing Line Commitment(3)	Domestic Lending Office	Eurodollar Lending Office	Canadian BA Rate Lending Office(4)
Wells Fargo(5)	$48,000,000	$0.00	$0.00	Wells Fargo Foothill, LLC 2450 Colorado Avenue, Suite 3000 West Santa Monica, CA 90404	Wells Fargo Foothill, LLC 2450 Colorado Avenue, Suite 3000 West Santa Monica, CA 90404	Wells Fargo Foothill Canada ULC 40 King Street, Suite 2500 Toronto, Ontario M5H 3 Y2

(1) Subject to Availability.

(2) Subfacility – part of and not in addition to Revolving Credit Commitment.

(3) Subfacility – part of and not in addition to Revolving Credit Commitment.

(4) Also the office used for funding Canadian Prime Rate Advances.

(5) Please note that the amounts set forth in this row are the aggregate commitment of each of Wells Fargo Foothill, LLC and Wells Fargo Foothill Canada ULC.

Annex I

ANNEX II

Month	Period then Ended	EBITDAR
February 2008	Last 2 months	$25,600,000
March 2008	Last 3 months	$45,600,000
April 2008	Last 4 months	$74,900,000
May 2008	Last 5 months	$97,200,000
June 2008	Last 6 months	$114,600,000
July 2008	Last 7 months	$138,700,000
August 2008	Last 8 months	$166,000,000
September 2008	Last 9 months	$196,500,000
October 2008	Last 10 months	$240,000,000
November 2008	Last 11 months	$271,700,000
December 2008	Last 12 months	$293,100,000
January 2009	Last 12 months	$293,100,000
February 2009	Last 12 months	$293,100,000
March 2009	Last 12 months	$293,100,000
April 2009	Last 12 months	$293,100,000
May 2009	Last 12 months	$293,100,000
June 2009	Last 12 months	$293,100,000

Annex II